December 16, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Keira Nakada

   Angela Lumey

Re:     Grab Holdings Limited

  Form 20-F for the Fiscal Year Ended December 31, 2021

    Filed April 28, 2022

    File No. 001-41110

Ladies and Gentlemen:

Grab Holdings Limited (the “Company”) confirms receipt of your letter dated December 14, 2022 (the “Comment Letter”) concerning the above-referenced annual report on Form 20-F. The Company respectfully requests an extension of ten business days and expects to respond to the comments in the Comment Letter on or before January 13, 2023.

In the meantime, if you have any questions, please contact me at anthony.tan@grab.com, or the Company’s U.S. counsel, Rajeev P. Duggal at +65-6434-2980 of Skadden, Arps, Slate, Meagher & Flom LLP.

Sincerely,

/s/ Anthony Tan Ping Yeow

Anthony Tan Ping Yeow
Chairman and Chief Executive Officer

cc:	Peter Oey, Chief Financial Officer, Grab Holdings Limited

Christopher Betts, General Counsel, Grab Holdings Limited

Rajeev Duggal, Skadden, Arps, Slate, Meagher & Flom LLP